77. D) Policies with Respect to Security Investment

On December 16, 2003 it was unanimously voted by the Board of Trustees that the policy of investing at least 65% of the Portfolio’s assets in equity securities be changed to 80%, to be in compliance with Rule 35d-1 of the Investment Company Act of 1940 (the “1940 Act”).  Furthermore, pursuant to Rule 35d-1 of the 1940 Act, the Board of Trustees will provide the shareholders of the Portfolio at least 60 days prior written notice if the Board of Trustees determines to change its policy of investing at least 80% of its net assets plus borrowings for investment purposes in equity securities.  This change was effective April 30, 2004.